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                               May 20, 2021

       Thomas Lommel
       Chief Executive Officer
       Oliveda Group, Inc.
       2425 Olympic Blvd. #4000W
       Santa Monica, CA 90404

                                                        Re: Oliveda Group, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed May 10, 2021
                                                            File No. 024-11524

       Dear Mr. Lommel:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed May 10, 2021

       Risk Factors
       The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts..., page 12

   1. Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in
increased costs for investors to bring a claim and that your exclusive forum
provision could discourage claims.
       Forum Selection Provision, page 16

   2. We note your disclosure that your Subscription Agreement includes a forum selection provision with respect
to any claims against the Company based on the Subscription
                                                        Agreement not arising
under the federal securities laws. However, we also note your disclosure on page 12
that you believe that the exclusive forum provision applies to claims
 Thomas Lommel
Oliveda Group, Inc.
May 20, 2021
Page 2
       arising under the Securities Act. Please revise to clarify whether your exclusive forum provision applies to claims arising under the Securities Act. Signatures, page 32

3. Please have your principal financial officer and principal accounting officer sign the offering statement. Refer to Instruction 1 to the
Signatures in Form 1-A
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Deanna Virginio at 202-551-4530 or Christine Westbrook at 202-551-
5019 with any other questions.



                                                             Sincerely,
FirstName LastNameThomas Lommel
                                                             Division of
Corporation Finance
Comapany NameOliveda Group, Inc.
                                                             Office of Life
Sciences
May 20, 2021 Page 2
cc:       Jeanne Campanelli, Esq.
FirstName LastName